Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care


RECEIVED
2010 MAY 11 A 8:03

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

3 May 2010
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

10015674

SUPPL

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed Announcement No. 6/2010 as well as 2 announcements on share buy-back transactions sent to Nasdaq OMX Copenhagen.

Yours sincerely,
Coloplast A/S



Gunilla Jensen
Investor Relations

Encls.



Ostomy Care
Urology & Continence Care
Wound & Skin Care

Coloplast

Announcement
29 April 2010

H1 2009/10

Announcement No. 6/2010

Interim financial report, H1 2009/10

(1 October 2009 – 31 March 2010)

Highlights

- Organic revenue growth was 7%. Changes in exchange rates reduced revenue growth by 1 percentage point. Revenue in Danish kroner was up by 6% to DKK 4,568m.
- Organic growth rates by business area: Ostomy Care 7%, Urology & Continence Care 10%. In Wound & Skin Care sales were unchanged from last year.
- Gross profit was up by 10% to DKK 2,779m, increasing the gross margin to 61% from 58% in the same period last year.
- EBIT was up by 41% to DKK 905m.
- The EBIT margin was 20% against 15% in H1 2008/09. When adjusted for special items, the EBIT margin was 21%.
- The free cash flow improved by DKK 183m relative to H1 2008/09 to DKK 469m.
- ROIC after tax was 20%, compared with 13% in H1 2008/09.
- The share buy-back programme was launched in February 2010 and buy-backs during the period to 31 March 2010 amounted to DKK 179m.

The full-year guidance for 2009/10 has been adjusted as follows:

- We continue to expect organic revenue growth of 6–7%. This translates into revenue growth in DKK of 6–7% instead of the previous guidance of 5–6%.
- We now expect an EBIT margin of 19–20% both at constant exchange rates and in DKK, against the previous guidance of around 19%.
- Capital expenditure is expected to be about DKK 350m instead of the previous guidance of DKK 500m.
- The effective tax rate is still expected to be around 27%.

Conference call
Coloplast will host a conference call on 29 April 2010 at 15.00 CET. The call is expected to last about one hour. To attend, call +45 3271 4607, +44 (0)20 7162 0077 or +1 334 323 6201. A webcast will be posted on www.coloplast.com shortly after the conclusion of the conference call.

Financial highlights and key ratios

1 October - 31 March

	Group		Change	Group		Change
	DKK million			DKK million		
	2009/10	2008/09		2009/10	2008/09	
	6 mth	6 mth		Q2	Q2	
Income statement						
Revenue	4,568	4,315	6%	2,272	2,119	7%
Research and development costs	(200)	(202)	(1%)	(108)	(99)	9%
Operating profit bef. interest, tax, depreciation & amortisation (EBITDA)	1,182	915	29%	590	444	33%
Operating profit before special items	956	702	36%	502	363	38%
Operating profit (EBIT)	905	642	41%	451	308	46%
Net financial income and expenses	(168)	(100)	68%	(92)	(47)	96%
Profit before tax	737	542	36%	359	261	38%
Coloplast's share of profit for the period	538	390	38%	262	188	39%
Revenue growth						
Annual growth in revenue, %	6	4		7	4	
Growth break down						
Organic growth, %	7	6		7	6	
Currency effect, %	(1)	(2)		0	(2)	
Balance sheet						
Total assets	7,620	8,087	(6%)	7,620	8,087	(6%)
Invested capital	6,683	7,221	(7%)	6,683	7,221	(7%)
Net interest-bearing debt	2,307	3,405	(32%)	2,307	3,405	(32%)
Equity at year-end, Coloplast´s share	3,080	2,519	22%	3,080	2,519	22%
Cash flow and investments						
Cash flow from operating activities	597	499	20%	361	585	(38%)
Investments in property, plant and equipment, gross	(103)	(289)	(64%)	(50)	(129)	(61%)
Cash flow from investing activities	(128)	(213)	(40%)	(66)	(49)	35%
Free cash flow	469	286	64%	295	536	(45%)
Cash flow from financing activities	(955)	(27)	>100%	(399)	(274)	46%
Key figures ratios						
Operating margin, EBIT, %	20	15		20	15	
Operating margin, EBITDA, %	26	21		26	21	
Return on average invested capital before tax (ROIC), %	28	18		27	17	
Return on average invested capital after tax (ROIC), %	20	13		20	12	
Return on equity, %	36	32		35	32	
Ratio of net debt to EBITDA	1.0	1.9		1.0	1.9	
Interest cover	20	12		27	12	
Equity ratio, %	40	31		40	31	
Rate of debt to enterprise value, %	8	18		8	18	
Net asset value per share, DKK	68	55	24%	68	55	24%
Per share data						
Share price	607	345	76%	607.0	345.0	76%
Share price/net asset value per share	8.9	6.3	41%	8.9	6.3	41%
Average number of outstanding shares, millions	42.8	42.9	(0%)	42.8	42.9	(0%)
PE, price/earnings ratio	25.4	20.3	25%	26.1	21.1	24%
Earnings per share (EPS)	12.5	9.1	37%	6.1	4.4	39%
Free cash flow per share	11.0	6.7	64%	6.9	12.5	(45%)

Management's report

Sales performance

In DKK, revenue was up by 6% to DKK 4,568m. The organic growth rate was 7%. Changes in exchange rates reduced revenue growth in DKK by 1 percentage point.

Sales performance by business area

	DKK million		*Growth composition*			*DKK million*	*Organic growth*
	2009/10 6 mth	*2008/09 6 mth*	*Organic growth*	*Exchange rates*	*Reported growth*	*2009/10 Q2*	*Q2*
Ostomy	1,883	1,771	7%	(1%)	6%	928	8%
Urology and Continence	1,942	1,795	10%	(2%)	8%	963	9%
Wound & Skin Care	743	749	0%	(1%)	(1%)	381	(2%)
Net revenue	**4,568**	**4,315**	**7%**	**(1%)**	**6%**	**2,272**	**7%**

Ostomy Care
Sales of ostomy care products amounted to DKK 1,883m, an increase of 6%. Revenue growth in DKK was adversely affected by the weaker GBP. Organic growth was 7%. The Q2 organic growth rate was 8%, a 2 percentage point improvement on Q1 2009/10. The sales improvement was mainly driven by the US and Asian markets, while growth in the European markets was in line with the Q1 2009/10 rate. Growth remains driven by the SenSura® product portfolio.

Urology & Continence Care
Our Urology & Continence Care revenue improved by 8% to DKK 1,942m on 10% organic growth. Revenue growth in DKK was adversely affected by the weaker USD and GBP against DKK. Growth remains driven by sales of SpeediCath® in the European markets and by sales of SelfCath® catheters in the USA. Organic growth was 9% in Q2 and 11% in Q1 2009/10. The lower growth rate was due to inventory reductions by distributors in the UK market ahead of the adjustment of reimbursement rates introduced in connection with the UK health care reform which took effect on 1 April 2010.
The upward trend in sales of penile implants and urology products for women continued from Q1, and the performance in sales of disposable surgical products to the European market also remained satisfactory.
The SpeediCath® Compact Plus product was launched in nine countries in the second quarter. The Compact Plus is an extra-length version of the existing SpeediCath® Compact catheter for women.

Wound & Skin Care
Sales of wound and skin care products amounted to DKK 743m, equal to a 1% decrease. In local currencies, sales were unchanged from last year. Organic growth in Q2 was negative at 2%.
The sales performance was not satisfactory, partly due to the adverse effects from the implementation of profit improving initiatives, including the organisational changes initiated. In addition, conditions in the European markets remain challenging.

In the second quarter of 2009/10, we added Biatain® Silicone to the product portfolio, expanding the range of Biatain® foam dressings. The product was launched in France and Germany during the second quarter, and market response has been positive. We expect to roll out Biatain® Silicone in the other major markets during the next 9-15 months.

Sales performance by region

	DKK million		Growth composition			DKK million	Organic growth
	2009/10 6 mth	2008/09 6 mth	Organic growth	Exchange rates	Reported growth	2009/10 Q2	Q2
Europe	3,481	3,307	6%	(1%)	5%	1,717	5%
Americas	719	670	14%	(7%)	7%	367	16%
Rest of the world	368	338	6%	3%	9%	188	8%
Net revenue	**4,568**	**4,315**	**7%**	**(1%)**	**6%**	**2,272**	**7%**

Europe
Revenue in DKK was DKK 3,481m, which translates into reported growth of 5% against organic growth of 6%. The Ostomy Care and Urology & Continence Care business areas reported satisfactory growth, while the wound care business continued to have a negative impact. The adverse effect of the German business continued to impact European sales growth. Organic growth for the quarter was 5%.

The Americas
Revenue in the Americas was up by 7% to 719m on 14% organic growth. The depreciation of USD against DKK reduced revenue growth by 7 percentage points. The Q2 organic growth rate was 16%, which was a 4 percentage point improvement from Q1 2009/10. The positive performance was driven by highly satisfactory growth in the sale of ostomy care products in the USA. Sales of continence care and urology products were satisfactory and sales growth was in line with Q1 2009/10.

Rest of the World
In the Rest of the World, revenue rose by 9% to DKK 368m on 6% organic growth. Especially the higher AUD-DKK exchange rate lifted the growth rate by 3%. Growth in this region was affected by lower than expected sales in Japan and Australia, whereas China experienced satisfactory growth rates, especially in wound care. Organic growth for the quarter was 8%.

Gross profit

The gross profit was up by 10% to DKK 2,779m from DKK 2,523m in H1 2008/09.

The gross margin was 61%, against 58% in H1 2008/09. Changes in exchange rates did not affect the gross margin. In particular, the improvement was driven by higher production efficiency and lower salary costs due to the relocation. The Q2 2009/10 gross margin was 63%.

The Q2 gross margin improvement was driven especially by the higher capacity utilisation against a lower capacity utilisation in Q1. In addition, the cost price improvements achieved did not fully feed through in Q1, as the existing inventories had to be turned. The relocation of the Sensura® and Biatain® production lines continues, and currently more than half of the output is manufactured in Hungary. We expect to have relocated the remaining production lines by the end of 2010.

The H1 gross margin improvement is considered highly satisfactory.

Capacity costs

Distribution costs amounted to DKK 1,347m, equal to 29% of revenue compared with 30% last year. The improvement was partly due to the efforts to streamline our sales force. The Q2 distribution costs accounted for 30% of revenue.

Administrative expenses amounted to DKK 284m, which equalled 6% of revenue compared with 8% in H1 2008/09. The improvements were mainly driven by cost savings and efficiency-improving measures. The Q2 administrative expenses accounted for 6% of revenue.

R&D costs were DKK 200m and accounted for 4% of revenue, against 5% in the same period of last year. Q2 R&D costs made up 5% of revenue.

Other operating expenses were unchanged relative to H1 2008/09. Other operating income fell by DKK 42m due to the profit from the sale of the production facilities in Kokkedal, Denmark in Q2 2008/09.

Operating profit (EBIT)

EBIT was up by 41% to DKK 905m against DKK 642m in the same period of last year. EBIT before special items increased by 36% to DKK 956m.

The EBIT margin was 20% against 15% in H1 2008/09. Changes in exchange rates improved the EBIT margin by almost half a percentage point. Exclusive of special items, the EBIT margin was 21%.

Special items amounted to DKK 51m and were attributable to severance payments to Danish and US employees in connection with the relocation of production to Hungary and China. Special items of around DKK 60m are expected in 2009/10.

Financial items and tax

Financial items amounted to a net expense of DKK 168m against DKK 100m in H1 of 2008/09. The increase in financial expenses was mainly a result of fair value adjustment of the cash-based option programmes triggered by the appreciation of the Coloplast share price. Cash-based option programmes expire during the period until 2013.

Financial items

	DKK million		*DKK million*	
	2009/10	*2008/09*	*2009/10*	*2008/09*
	6 mth	*6 mth*	*Q2*	*Q2*
Interest, net	(58)	(79)	(22)	(36)
Fair value adjustment of options	(72)	26	(50)	11
Exchange rate adjustments	(16)	(43)	(8)	(20)
Other financial items	(22)	(4)	(12)	(2)
Total financial items	**(168)**	**(100)**	**(92)**	**(47)**

The effective tax rate was 27%, against 28% last year, for a tax expense of DKK 199m, as compared with DKK 152m last year.

Net profit for the period

The net profit for the reporting period was up by 38% to DKK 538m. Earnings per share (EPS) were DKK 12.5, against DKK 9.1 in the same period of last year.

Cash flows and investments

Cash flow from operating activities

The cash flow from operating activities was DKK 597m against DKK 499m in H1 2008/09, the improvement was mainly due to higher earnings partly offset by an increase in working capital.

Investments

Coloplast invested a gross amount of DKK 132m in property, plant and equipment during H1 2009/10, which was 60% less than in the same period of last year, when the US head office was still under construction. The H1 2009/10 investment level remains lower than expected, because a number of planned projects have yet to be launched. For example, we plan to begin construction of a technical competence centre in Denmark and a remodelling of our head office in order to bring together more of our administrative functions. Investments accounted for 3% of revenue against 8% in H1 2008/09. Gross investments in property, plant and equipment amounted to DKK 103m.

Free cash flow
The free cash flow was DKK 469m, against DKK 286m in H1 2008/09. The improvement was attributable to a combination of stronger earnings and lower investments.

Capital reserves
We have confirmed long-term credit facilities of approximately DKK 5bn, of which about half is unutilised.

Statement of financial position and equity

Statement of financial position
At DKK 7,620m, total assets were DKK 343m lower than at 30 September 2009. Property, plant and equipment amounted to DKK 2,601m, which was DKK 34m lower than at 30 September 2009. The reduction was mainly due to investments being lower than depreciation charges, while particularly the appreciation of the USD-DKK exchange rate lifted the DKK-value of the assets.

Current assets were DKK 362m lower at DKK 3,007m. The decline was mainly due to the reduction of cash and bank balances following dividend payments of DKK 300m.

Trade receivables increased by DKK 62m, or 4%, relative to 30 September 2009. Trade payables amounted to DKK 344m, against DKK 428m at 30 September 2009. Working capital made up 24% of revenue. This minor increase relative to Q1 2009/10 was due to increase in inventories.

Equity
Equity increased by DKK 230m to DKK 3,080m. Dividend payments of DKK 300m and share buy-backs of DKK 179m were offset by the profit for the period of DKK 538m, foreign exchange gains taken directly against equity of DKK 129m as well as a net gain of DKK 42m from the sale of employee shares and share-based payments made. The equity ratio increased to 40% from 36% at 30 September 2009.

Net interest-bearing debt
Net interest-bearing debt amounted to DKK 2,307m, which was unchanged from the beginning of the financial year mainly because dividend payments and the purchase of own shares offset the free cash flows of DKK 469m.

The ratio of net interest-bearing debt to EBITDA was 1.0. Our target is to have a net interest-bearing debt at 1.5–2.5 times EBITDA, but in light of the changed conditions in the international capital markets, we will review our capital structure and related targets. We expect to present the results of our review within the next quarters.

87% of our total debt carries a fixed interest rate, and no significant loans are due for refinancing until 2013.

Share buy-backs and dividends

In December 2009, the shareholders in the general meeting authorised Coloplast to establish a share buy-back programme totalling up to DKK 1bn until the end of the 2010/11 financial year. The share buy-back programme was launched in February 2010 (see Announcement No. 2/2010), and buy-backs during the period to 31 March 2010 amounted to DKK 179m.

Treasury shares
At 31 March 2010, Coloplast's holding of treasury shares consisted of 2,326,463 B shares, which was an increase of 211,660 shares relative to 30 September 2009. The change was mainly due to shares bought in the market under the current share buy-back programme.

Financial guidance

We have adjusted our financial guidance for the 2009/10 financial year as follows:

- We continue to expect organic revenue growth of 6–7%. This translates into revenue growth in DKK of 6–7% instead of the previous guidance of 5–6%.
- We now expect an EBIT margin of 19–20% both at constant exchange rates and in DKK, against the previous guidance of 19%.
- Capital expenditure is expected to be about DKK 350m instead of the previous guidance of DKK 500m.
- The effective tax rate is still expected to be around 27%.

The Company's long-term financial guidance is for annual organic revenue growth above the market growth and an EBIT margin of at least 20%.

The overall weighted market growth in Coloplast's markets is about 5%.

Our financial guidance is inherently subject to some degree of uncertainty. Significant changes in currency, business or macroeconomic conditions, including changes within health care, may impact the company's financial conditions. We review our long-term guidance and the overall weighted market growth annually in connection with the presentation of our annual report.

Other information

Exchange rate exposure

Our financial guidance for the 2009/10 financial year has been prepared on the basis of the following assumptions for the company's main currencies:

DKK	GBP	USD	HUF	EUR
Average exchange rate 2008/09*	853	551	2.68	745
Spot rate 26 april 2010	863	559	2.83	744
Estimated average exchange rate 2009/2010	847	540	2.79	744
Change in estimated average exchange rates compared with last year**	-1%	-2%	4%	0%

*) average exchange rates 2008/09 are used w hen calculating the organic revenue grow th rates and the EBIT margin in fixed exchange rates.

**) Estimated average exchange rate is calculated as the average exchange rate year to date combined w ith the spot rate for the remainder of the year.

Revenue is particularly exposed to developments in USD and GBP relative to DKK. As we have production and sales activities in the USA and make procurement in USD, fluctuations in the USD/DKK exchange rate only have a slight effect on our operating profit. On the other hand, fluctuations in HUF against DKK affect the operating profit, because a substantial part of our production, and thus of our costs, are in Hungary, whereas our sales there are moderate.

In DKK millions over 12 months on a 10% initial drop in DKK exchange rates (Exchange rates prevailing at 30 September 2009	Revenue	EBIT
USD	(110)	0
GBP	(130)	(75)
HUF	-	40

Wound & Skin Care
We have now launched the second phase of our wound and skin care project and are building sales forces focused on the community segment in our largest markets (the UK, Germany and France). We will also set up local organisations for this business area in each of these markets. These changes are expected to be in place by the end of 2010, and until they are implemented, we expect moderate sales growth in the wound care business. Relocation of the Biatain® production lines is underway, and about three quarters of our production of Biatain® is now based in Hungary. The relocation of the Biatain® production lines will be a major contributor to enhancing earnings in the wound care business.

Global Operations (GO)
The relocation of production from Denmark to Hungary and China continues as planned, and we still plan to reduce the number of job positions at our Danish factories by 400–450 within the current financial year and the first six months of the 2010/11 financial year. We discontinued 143 positions in the first quarter and 79 positions in the second quarter.
In connection with the close-down in the second quarter of the factory at Vadnais Heights in the USA it was decided to relocate production to China. This will discontinue about 120 positions in the USA. Staff-related costs associated with the lay-offs are included in the income statement under special items. Special items are expected to total around DKK 60m in 2009/10.

Change of management in the USA
Kimberly Herman was appointed president of our US operations in March 2010. Kimberly Herman has extensive experience from a number of executive positions in the US health care industry.

Health care reforms
Negotiations in France on lower reimbursement rates for wound care products have now been finalised and resulted in a general 5% reduction. The timing has not been clarified, but the new rates are expected to be implemented during the summer of 2010. As a result, the reform is expected to have a very limited impact on Coloplast revenue in 2009/10.

The US health care reform was passed in March 2010. The reform is intended to help bring health care services to the American people. The reform will be funded through a number of initiatives, including a 2.3% tax of medical devices from 2013. The reform is expected to have neutral financial implications for Coloplast. Parts of the reform take effect already in 2010, but it will not be fully implemented until 2019.

Forward-looking statements
The forward-looking statements in this announcement, including revenue and earnings guidance, do not constitute a guarantee of future results and are subject to risk, uncertainty and assumptions, the consequences of which are difficult to predict. The forward-looking statements are based on our current expectations, estimates and assumptions and are provided on the basis of information available to us at the present time.
Major fluctuations in the exchange rates of key currencies, significant changes in the health care sector or major developments in the global economy may impact our ability to achieve the defined long-term targets and meet our guidance. This may impact our company's financial results.

Management Statement

The Board of Directors and the Executive Management today considered and approved the interim report of Coloplast for the period 1 October 2009 – 31 March 2010. The interim report, which is unaudited, is presented in accordance with IAS 34 "Interim financial reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities and financial position at 31 March 2010 and of the results of the Group's operations and cash flows for the period 1 October 2009 – 31 March 2010. Furthermore, in our opinion the Management's report includes a fair review of the development and performance of the business and the financial position of the Group, the results for the period and of the Group's financial position in general and describes the principal risks and uncertainties that it faces.

Humlebæk, 28 April 2010

Executive Management

Lars Rasmussen
President, CEO

Lene Skole
Executive Vice President, CFO

Board of Directors

Michael Pram Rasmussen
Chairman

Niels Peter Louis-Hansen
Deputy Chairman

Torsten Erik Rasmussen

Sven Håkan Björklund

Per Magid

Jørgen Tang-Jensen

Ingrid Wiik

Thomas Barfod*

Mads Boritz Grøn*

Knud Øllgaard*

*) Elected by the employees

List of tables

Unaudited

Statement of comprehensive income

1 October - 31 March

(Unaudited)

Note		Group DKK million 2009/10 6 mth	Group DKK million 2008/09 6 mth	Index	Group DKK million 2009/10 Q2	Group DKK million 2008/09 Q2	Index
1	Revenue	4,568	4,315	106	2,272	2,119	107
	Cost of sales	(1,789)	(1,792)	100	(847)	(897)	94
	Gross profit	**2,779**	**2,523**	**110**	**1,425**	**1,222**	**117**
	Distribution costs	(1,347)	(1,316)	102	(677)	(652)	104
	Administrative expenses	(284)	(354)	80	(146)	(160)	91
	Research and development costs	(200)	(202)	99	(108)	(99)	109
	Other operating income	23	65	35	9	54	17
	Other operating expenses	(15)	(14)	107	(1)	(2)	50
	Operating profit before special items	**956**	**702**	**136**	**502**	**363**	**138**
	Special items	(51)	(60)	**85**	(51)	(55)	**93**
1	**Operating profit (EBIT)**	**905**	**642**	**141**	**451**	**308**	**146**
2	Financial income	10	39	26	5	8	63
3	Financial expenses	(178)	(139)	128	(97)	(55)	176
	Profit before tax	**737**	**542**	**136**	**359**	**261**	**138**
	Tax on profit for the period	(199)	(152)	131	(97)	(73)	133
	Net profit for the period	**538**	**390**	**138**	**262**	**188**	**139**
	Shareholders in Coloplast A/S	538	390		262	188	
4	Minority interests	0	0		0	0	
	Net profit for the period	**538**	**390**	**138**	**262**	**188**	**139**
	Earnings per Share (EPS)	12.5	9.1		6.1	4.4	
	Earnings per Share (EPS), diluted	12.5	9.1		6.1	4.4	
	Statement of comprehensive income						
	Net profit for the period	538	390		262	188	
	Other comprehensive income						
	Value adjustment for the year	(34)	(37)		(36)	(114)	
	Transferred to financial items	19	11		14	23	
	Tax effect of hedging	4	7		6	23	
	Exchange rate adjustment, assets in foreign currency	99	91		76	73	
	Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries	41	(11)		40	13	
	Other comprehensive income	**129**	**61**		**100**	**18**	
	Comprehensive income	**667**	**451**		**362**	**206**	

Statement of financial position

At 31 March

Note		Group DKK million		
		31.03.10	31.03.09	30.09.09
	Assets			
	Acquired patents and trademarks	1,015	1,134	1,012
	Goodwill	674	678	629
	Software	146	104	133
	Prepayments and assets under development	23	67	34
	Intangible assets	**1,858**	**1,983**	**1,808**
	Land and buildings	1,248	1,010	1,251
	Plant and machinery	979	864	1,004
	Other fixtures and fittings, tools and equipment	203	199	207
	Prepayments and assets under construction	171	586	173
	Property, plant and equipment	**2,601**	**2,659**	**2,635**
	Investment in associates	2	0	0
	Other investments	4	4	4
	Deferred tax asset	148	141	147
	Investments	**154**	**145**	**151**
	Non-current assets	**4,613**	**4,787**	**4,594**
	Inventories	**981**	**1,214**	**986**
	Trade receivables	1,592	1,580	1,530
	Income tax	26	14	31
	Other receivables	89	109	114
	Prepayments	81	86	78
	Receivables	**1,788**	**1,789**	**1,753**
	Marketable securities	**1**	**1**	**1**
	Cash and bank balances	**237**	**296**	**629**
	Current assets	**3,007**	**3,300**	**3,369**
	Assets	**7,620**	**8,087**	**7,963**

Statement of financial position

At 31 March

Note		Group DKK million		
		31.03.10	31.03.09	30.09.09
	Equity and liabilities			
	Share capital	225	230	225
	Hedge reserve	(60)	(11)	(49)
	Proposed dividend for the year	0	0	300
	Retained earnings and other reserves	2,915	2,300	2,374
	Equity before minority interests	**3,080**	**2,519**	**2,850**
4	**Minority interests**	**0**	**1**	**0**
	Equity	**3,080**	**2,520**	**2,850**
	Provision for pensions and similar liabilities	76	87	75
	Provision for deferred tax	225	201	225
	Other provisions	15	26	23
	Mortgage debt	456	463	459
	Other credit institutions	1,402	2,555	1,797
	Other payables	369	324	447
	Deferred income	99	87	100
	Non-current liabilities	**2,642**	**3,743**	**3,126**
	Provision for pensions and similar liabilities	13	13	14
	Other provisions	18	8	12
	Mortgage debt	14	13	14
	Other credit institutions	321	348	219
	Trade payables	344	268	428
	Income tax	211	155	242
	Other payables	973	1,006	1,054
	Deferred income	4	13	4
	Current liabilities	**1,898**	**1,824**	**1,987**
	Current and non-current liabilities	**4,540**	**5,567**	**5,113**
	Equity and liabilities	**7,620**	**8,087**	**7,963**

8 Contingent items

Statement of changes in equity

Group	Share capital					
			Hedging	Proposed	Retained	Total
DKK million	A shares	B shares	reserve	dividend	earnings	equity
2008/09						
Balance at 1.10 as reported in annual report	18	212	8	257	1,795	2,290
Comprehensive income for the period			(19)		470	451
Treasury shares purchased and realised gain/loss from exercise options					0	0
Treasury shares sold					24	24
Share-based payments					11	11
Dividend paid out in respect of 2007/08				(257)		(257)
Balance at 31.03	**18**	**212**	**(11)**	**0**	**2,300**	**2,519**
2009/10						
Balance at 1.10 as reported in annual report	18	207	(49)	300	2,374	2,850
Comprehensive income for the period			(11)		678	667
Treasury shares purchased and realised gain/loss from exercise options					(179)	(179)
Treasury shares sold					27	27
Share-based payments					15	15
Dividend paid out in respect of 2008/09				(300)		(300)
Balance at 31.03	**18**	**207**	**(60)**	**0**	**2,915**	**3,080**

Statement of cash flows

1 October - 31 March

Note		Group DKK million 2009/10 6 mth	2008/09 6 mth
	Operating profit	905	642
	Depreciation and amortisation	277	273
5	Adjustment for other non-cash operating items	0	(38)
6	Changes in working capital	(237)	(130)
	Ingoing interest payments, etc.	12	76
	Outgoing interest payments, etc.	(142)	(127)
	Income tax paid	(218)	(197)
	Cash flow from operating activities	**597**	**499**
	Investments in intangible assets	(29)	(41)
	Investments in land and buildings	(4)	(4)
	Investments in plant and machinery	(12)	(46)
	Investments in non-current assets under constructions	(87)	(239)
	Property, plant and equipment sold	7	117
	Purchase of other investments	(3)	0
	Cash flow from investing activities	**(128)**	**(213)**
	Free cash flow	**469**	**286**
	Dividend to shareholders	(300)	(257)
	Net investment in treasury shares	(152)	24
	Financing from shareholders	**(452)**	**(233)**
	Financing through long-term borrowing, debt funding	0	206
	Financing through long-term borrowing, instalments	(503)	0
	Cash flow from financing activities	**(955)**	**(27)**
	Net cash flow for the period	**(486)**	**259**
	Cash, cash equivalents and short term debt at 1.10.	397	(293)
	Value adjustments of cash and balances	(8)	(30)
	Net cash flow for the period	(486)	259
7	**Cash, cash equivalents and short term debt at 31.03**	**(97)**	**(64)**

The cash flow statement cannot be extracted directly from the financial statements.

Notes

1. Segment information

Group, 2009/10

Operating segments

The operating segments are defined on the basis of the monthly reporting to the Executive Management. Reporting to management is based on two global operating segments: sales regions and production units. This breakdown also reflects our global organisational structure.

Both segments comprise sales and/or production from each of our three business areas, Ostomy Care, Urology & Continence Care and Wound & Skin Care. Inter-segment trading consists of the sales regions procuring goods from the production units. Trading takes place on an arm's length basis.

Management reviews each operating segment separately based on EBIT and allocates resources on that background. The performance targets are calculated the same way as in the consolidated financial statements.

Global marketing and global R&D costs are included in the Shared/Non-allocated segment and, like financial items and corporate income tax, are not allocated to operating segments.

Costs are allocated directly to operating segments. Certain indirect costs are allocated systematically to the Shared/Non-allocated segment and the operating segments.

Management does not receive reporting on asset and liabilities by operating segment. Accordingly, the operating segments are not measured in this respect, nor do we allocate resources on this background.

No single customer accounts for more than 10% of revenue.

Operating segments

	Sales Regions		Production units		Shared/ Not allocated		Total	
DKK million	2009/10	2008/09	2009/10	2008/09	2009/10	2008/09	2009/10	2008/09
External revenue	4,241	3,991	84	96	243	228	4,568	4,315
Operating profit (EBIT) by segment	370	34	1,596	1,310	(1,061)	(702)	905	642
Financial items	0	0	0	0	(168)	(100)	(168)	(100)

Notes

	Group	
	DKK million	
	2009/10	2008/09
2. Financial income		
Interest income	7	11
Fair value adjustments, share options	0	26
Exchange rate adjustments	3	0
Other financial income and fees	0	2
Total	**10**	**39**
3. Financial expenses		
Interest expense	65	90
Fair value adjustments, share options	72	0
Fair value adjustments on forward contracts transferred from equity	19	11
Exchange rate adjustments	0	32
Other financial expenses and fees	22	6
Total	**178**	**139**
4. Minority interests		
Minority interests at 1.10.	0	1
Acquisitions	0	0
Share of net profit from subsidiaries	0	0
Dividend paid	0	0
Minority interests at 31.03	**0**	**1**
5. Adjustment for other non-cash operating items		
Net gain/loss on non-current assets	2	(42)
Change in other provisions	(2)	4
Total	**0**	**(38)**
6. Changes in working capital		
Inventories	42	(24)
Trade receivables	(22)	(47)
Other receivables	14	42
Trade and other payables etc.	(271)	(101)
Total	**(237)**	**(130)**

Notes

	Group	
	DKK million	
	2009/10	2008/09
7. Cash, cash equivalents and short term debt		
Marketable securities	1	1
Cash	1	1
Bank balances	236	295
Liquid resources	238	297
Short-term debt	(335)	(361)
Total	**(97)**	**(64)**

8. Contingent items

Contingent liabilities

The Coloplast Group is a party to a number of minor legal proceedings, which are not expected to influence the Group's future earnings.

Income statement, quarterly

(Unaudited)

		Group					
	DKK million						
		2008/09				2009/10	
Note		Q1	Q2	Q3	Q4	Q1	Q2
1	Revenue	2,196	2,119	2,243	2,262	2,296	2,272
	Cost of sales	(895)	(897)	(942)	(983)	(942)	(847)
	Gross profit	**1,301**	**1,222**	**1,301**	**1,279**	**1,354**	**1,425**
	Distribution, sales and marketing costs	(664)	(652)	(704)	(665)	(670)	(677)
	Administrative expenses	(194)	(160)	(153)	(107)	(138)	(146)
	Research and development costs	(103)	(99)	(97)	(90)	(92)	(108)
	Other operating income	11	54	10	14	14	9
	Other operating expenses	(12)	(2)	(10)	(5)	(14)	(1)
	Operating profit before special items	**339**	**363**	**347**	**426**	**454**	**502**
	Special items	(5)	(55)	0	(20)	0	(51)
1	**Operating profit (EBIT)**	**334**	**308**	**347**	**406**	**454**	**451**
2	Financial income	31	8	11	11	5	5
3	Financial expenses	(84)	(55)	(51)	(55)	(81)	(97)
	Profit before tax	**281**	**261**	**307**	**362**	**378**	**359**
	Tax on profit for the period	(79)	(73)	(86)	(90)	(102)	(97)
	Profit for the period	**202**	**188**	**221**	**272**	**276**	**262**
	Shareholders in Coloplast A/S	202	188	221	272	276	262
4	Minority interests	0	0	0	0	0	0
	Profit for the period	**202**	**188**	**221**	**272**	**276**	**262**
	Earnings per Share (EPS)	5	4	5	7	6	6
	Earnings per Share (EPS), diluted	5	4	5	7	6	6

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement 3 May 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 26-29 April 2010:

Date	Number of shares	Average buying price	Amount DKK
26.4.	15,700	620.30	9,738,710.00
27.4.	10,000	611.12	6,111,200.00
28.4.	8,717	604.72	5,271,344.24
29.4.	6,994	622.39	4,352,995.66
Accumulated until now under the programme	424,441	615.36	261,185,648.18

Henceforth, Coloplast owns 2,459,786 own B shares of DKK 5 equal to 5.47% of the company's total share capital.

Share buy-back in the amount of DKK 238,814,351.82 remains under the first part of the programme.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Announcement 26 April 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 19-23 April 2010:

Date	Number of shares	Average buying price	Amount DKK
19.4.	6,100	615.07	3,751,927.00
20.4.	7,500	619.04	4,642,800.00
21.4.	6,998	622.07	4,353,245.86
22.4.	8,196	626.78	5,137,080.68
23.4.	4,774	625.28	2,985,086.72
Accumulated until now under the programme	383,030	615.39	235,711,398.28

Henceforth, Coloplast owns 2,418,375 own B shares of DKK 5 equal to 5.37% of the company's total share capital.

Share buy-back in the amount of DKK 264,288,601.72 remains under the first part of the programme.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Announcement 19 April 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 12-16 April 2010:

Date	Number of shares	Average buying price	Amount DKK
12.4.	1,446	612.58	885,790.68
13.4.	9,186	613.31	5,633,865.66
14.4.	5,985	617.51	3,695,797.35
15.4.	4,358	617.34	2,690,367.72
16.4.	7,000	615.94	4,311,580.00
Accumulated until now under the programme	349,462	614.78	214,841,258.01

Henceforth, Coloplast owns 2,384,807 own B shares of DKK 5 equal to 5.30% of the company's total share capital.

Share buy-back in the amount of DKK 285,158,741.99 remains under the first part of the programme.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.